EXHIBIT 3.2


                             CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603

                                February 17, 2004


Van Kampen Funds Inc.
1221 Avenue of the Americas
New York, New York  10020

The Bank of New York
101 Barclay Street
New York, New York  10005

                     Re: Van Kampen Unit Trusts, Series 428
                         ----------------------------------

Ladies/Gentlemen:

     We have acted as counsel for Van Kampen Funds Inc., depositor of Van Kampen Unit Trusts, Series 428 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units"), under a trust agreement dated February 17, 2004 (the "Indenture") among Van Kampen Funds Inc., as depositor (the "Depositor"), Cohen & Steers Capital Management, Inc. or Van Kampen Investment Advisory Corp., each as a supervisor, and The Bank of New York, as trustee (the "Trustee"). The Fund is comprised of the following unit investment trusts: Cohen & Steers REIT Income Portfolio, Series 10, Diversified Healthcare Portfolio, Series 26, Financial Institutions Portfolio, Series 21 and Energy Portfolio, Series 9 (the "Trusts").

     In this connection, we have examined the registration statement and the prospectus for the Fund, the Indenture, and such other instruments and documents as we have deemed pertinent.

     The assets of a Trust will consist of a portfolio of equity securities (the "Equity Securities") and shares in a real estate investment trust ("REIT Shares") as set forth in the Prospectus. For purposes of this opinion, it is assumed that each Equity Security is equity for federal income tax purposes and that each REIT share represents a share in an entity treated as a real estate investment trust for federal income tax purposes. The Equity Securities and the REIT Shares are collectively referred to herein as the "Securities."

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing United States Federal income tax law:

     (i) Each Trust is not an association taxable as a corporation for Federal income tax purposes but will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, Internal Revenue Code of 1986 (the "Code").

     (ii) A Unitholder will be considered as owning a pro rata share of each asset of a Trust in the proportion that the number of Units he or she holds bears to the total number of Units outstanding. Under subpart E, subchapter J of chapter 1 of the Code, income of a Trust will be treated as income of each Unitholder in the proportion described, and an item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Unitholder if the Unitholder directly owned the assets of a Trust. Each Unitholder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by a Unitholder if the Unitholder directly owned the assets of a Trust.

    (iii) The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases the Units), in order to determine the tax basis for his or her pro rata portion of each Security held by a Trust. For federal income tax purposes, a Unitholder's pro rata portion of distributions by a corporation with respect to a Security ("dividends" as defined by Section 316 of the Code), except for properly designated capital gains dividends paid on REIT Shares, are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce the Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security, shall be treated as gain from the sale or exchange of property. However, it should be noted that under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2002" (the "Tax Act") certain dividends with respect to the Equity Securities may qualify to be taxed at the same rates that apply to net capital gain, provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009. In limited circumstances, these reduced rates may also apply to some ordinary income dividends on the REIT Shares. Certain distributions on the REIT shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares) as long-term capital gain, regardless of how long a shareholder has owned such shares. In addition, distributions of income or capital gains declared on REIT Shares in October, November, or December will be deemed to have been paid to the shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by the REIT during the following January.

     (iv) Gain or loss will be recognized to a Unitholder (subject to various nonrecognition provisions under the Code) upon redemption or sale of his or her Units, except to the extent an in kind distribution of Securities is received by such Unitholder from the Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his or her Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired his or her Units by purchase. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends, not including properly designated capital gains dividends paid on REIT Shares, with respect to each Security.

     (v) However, any loss realized by a Unitholder with respect to the disposition of his pro rata portion of the REIT Shares, to the extent such Unitholder has owned his Units for less than six months or a Trust has held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of the Unitholder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the REIT Shares. Each Unitholder will have a taxable event when a Security is disposed of (whether by sale, taxable exchange, liquidation, redemption, payment on maturity or otherwise) or when a Unitholder redeems or sells his or her Units. A Unitholder's tax basis in his or her Units will equal his or her pro rata portion of all the assets of a Trust. Such basis is ascertained by apportioning the tax basis for his or her Units (as of the date on which his or her Units were acquired) ratably according to their values as of the valuation date nearest the date on which the Unitholder purchased such Units. A Unitholder's basis in his or her Units and of his or her fractional interest in each Trust asset must be reduced, but not below zero, by the Unitholder's pro rata portion of certain dividends, not including properly designated capital gains dividends paid on REIT Shares, with respect to the Equity Security.

     (vi) Under the Indenture, under certain circumstances, a Unitholder tendering Units for redemption may request an in kind distribution of Securities upon the redemption of Units or upon the termination of a Trust. As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in a Unitholder receiving in whole shares of Equity Securities and REIT Shares and possibly cash. The potential federal income tax consequences which may occur under an in kind distribution with respect to each Security owned by a Trust will depend upon whether or not a Unitholder receives cash in addition to Securities. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a Security or a fractional share of a Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such Security or fractional share. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unitholder with respect to each Security owned by a Trust.

     With respect to the Equity Securities, a domestic corporation owning Units in a Trust may be eligible for the 70% dividends received deduction pursuant to
Section 243(a) of the Code with respect to such Unitholder's pro rata portion of certain types of dividends received by the Trust (to the extent such dividends are attributable to domestic corporations), subject to the limitations imposed by Sections 246 and 246A of the Code. However, dividends received on the REIT Shares are not eligible for the dividends received deduction.

     To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

     Section 67 of the Code provides that certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by individuals only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

     A Unitholder will recognize taxable gain (or loss) when all or part of his pro rata interest in a Security is either sold by a Trust or redeemed or when a Unitholder disposes of his Units in a taxable transaction, in each case for an amount greater (or less) than his or her tax basis therefor, subject to various non-recognition provisions of the Code.

     It should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions." In addition, the Code treats certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

     It should be noted that payments to a Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits.

     Any gain or loss recognized on a sale or exchange will, under current law, generally be capital gain or loss.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes, foreign investors, broker-dealers or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

                                                          Very truly yours,

                                                          CHAPMAN AND CUTLER LLP